As filed with the Securities and Exchange Commission on November 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Western Asset Variable Rate Strategic Fund Inc.

(Name of Subject Company (issuer))

Western Asset Variable Rate Strategic Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

957667108

(CUSIP Number of Class of Securities)

Robert I. Frenkel

Secretary and Chief Legal Officer

Western Asset Variable Rate Strategic Fund Inc.

100 First Stamford Place, 6th Floor

Stamford, Connecticut 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$34,552,883(a)	$3,480(b)
(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 2,000,746 shares in the offer, based upon a price of $17.27 (98% of the net asset value per share of $17.62 on October 14, 2015.).
(b)	Previously paid. Calculated at $100.70 per $1,000,000 of the transaction value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Western Asset Variable Rate Strategic Fund Inc., a Maryland corporation (the “Fund”), on October 22, 2015, as amended by Amendment No. 1 filed on November 23, 2015, relating to the Fund’s offer to purchase for cash up to 30% of its issued and outstanding shares of common stock, par value $0.001 per share, at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on November 20, 2015, upon the terms and subject to the conditions contained in the Offer to Purchase, dated October 22, 2015 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO.

Filed herewith as Exhibit (a)(5)(iii) and incorporated by reference is a copy of the press release issued by the Fund dated November 30, 2015, announcing the final results of its Offer.

ITEMS 1 THROUGH 9 AND ITEM 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal, each filed as an exhibit to the Fund’s Schedule TO on October 22, 2015, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 22, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Stockholders.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on October 22, 2015.*

(a)(5)(ii)	Press Release issued on November 23, 2015.**

(a)(5)(iii)	Press Release issued on November 30, 2015.

(b)	None.

(d)	Tender Offer and Standstill Agreement, dated as of October 21, 2015, by and between Western Asset Variable Rate Strategic Fund Inc. and Relative Value Partners LLC, its managers, officers and all of its respective Affiliates (as defined therein). Incorporated by reference to Exhibit 99.1 to Form 8-K of the Fund filed with the Securities and Exchange Commission on October 22, 2015.

(e)	None.

(g)	None.

(h)	None.

*	Previously filed with the Fund’s Schedule TO, filed October 22, 2015, and incorporated herein by reference.
**	Previously filed with Amendment No. 1 to the Fund’s Schedule TO, filed November 23, 2015, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Chairman, Chief Executive Officer and President

Dated: November 30, 2015

EXHIBIT INDEX

(a)(5)(iii)	Press Release issued on November 30, 2015.